SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET SERVIÇOS DE COMUNICAÇÃO S.A.
A Publicly-held Company
Corporate Taxpayer’s ID (CNPJ/MF) no. 00.108.786/0001 -65
Corporate Registry ID (NIRE) no. 35 300 177 240

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON MAY 23, 2007

Date, time and place: May 23, 2007, at 3:00 pm, at the headquarters of Net Serviços de Comunicação S.A. (“Company” or “NET”), at Rua Verbo Divino, 1.356, 1º andar, in the city of São Paulo, state of São Paulo.

Attendance: Board members representing the totality of the members of the Company’s Board of Directors.

Call: The meeting was called in accordance with the provisions of Art. 13 of the Company’s Articles of Incorporation and By-laws.

Presiding Officers: Mr. Roberto Irineu Marinho – Chairman; Mr. André Müller Borges – Secretary.

Agenda: (1) examine, approve and recommend to the Company’s Special General Meeting the ratification of the appointment of the specialized companies responsible for the appraisal of the shareholders’ equity of NET, Brasil TV a Cabo Participações S.A. (“BTVC”) and Vivax S.A. (“Vivax”) (jointly referred to as the “Companies”), as follows: (i) Apsis Consultoria Empresarial Ltda.: (a) for appraising and preparing the respective reports on the book value of the shareholders’ equity of the Companies (“Book Value Reports”); (b) for appraising the shareholders’ equity of NET and Vivax at their market value, in accordance with the provisions of Art. 264 of Law no. 6,404/76 (“Market Value Reports”); and (c) for appraising the economic value of the shares issued by Vivax, in accordance with the provisions of Art. 8 of Law no. 6,404/76, for the purposes of NET’s capital increase (“Report for Capital Increase”); and (ii) Goldman, Sach & Co. and Goldman Sachs Representações Ltda., for appraising and preparing the respective reports on NET’s and Vivax’s shareholders’ equity, for the purposes of determining the replacement ratio of the shares issued by Vivax for shares issued by NET, based on their respective economic values, through the discounted cash flow method at current values (“Economic Value Report”); (2) examine, approve and recommend to the Company’s Special General Meeting the approval of the appraisal reports mentioned in item (1) above; (3) examine, approve and recommend to the Company’s Special General Meeting the approval, in what is applicable to NET, of the Protocol and Justification of the Merger of Brasil TV a Cabo Participações S.A. into Vivax S.A. and the Merger of the Shares issued by Vivax S.A. into Net Serviços de Comunicação S.A. (“Protocol”), entered into by the managements of the Companies on May 23, 2007; (4) examine, approve and recommend to the Company’s Special General Meeting the approval of the merger into NET’s equity of the shares issued by Vivax, which, on the date of the merger, do not belong to it (“Merger of the Shares of Vivax”), in accordance with the terms and conditions set forth in the Protocol; (5) examine, approve and recommend to the Company’s Special General Meeting the approval of the Company’s capital increase, based on the Report for Capital Increase, to be subscribed and carried out pursuant to the merger into NET’s equity of the shares issued by Vivax, which, on the date of the merger, do not belong to it; (6) examine, approve and recommend to the Company’s Special General Meeting the approval of the Company’s new authorized capital limit; and (7) as a result of the decisions included in items (5) and (6) above, examine, approve and recommend to the Company’s Special General Meeting the consequent amendment to Article 5 of the Company’s Articles of Incorporation and By-laws to take into account said increase of capital, of the number of shares and of the authorized capital.

Resolutions: After examining and discussing the matters of the agenda, the members of the Board of Directors, by unanimous vote and without any restrictions, decided, ad referendum of the Company’s Special General Meeting, to: (1) ratify the appointment of: (i) Apsis Consultoria Empresarial Ltda., a limited liability company, headquartered at Rua São José, 90, grupo 1.802, in the city of Rio de Janeiro, state of Rio de

Janeiro, registered at the CNPJ/MF under no. 27.281.922/0001 -70, (a) for appraising the Company’s shareholders’ equity, for their respective book values and for preparing the Book Value Reports; (b) for appraising the shareholders’ equity of NET and Vivax at their market value and preparing the Market Value Reports, for complying with the provisions of Art. 264 of Law no. 6,404/76; and (c) for appraising the economic value of Vivax for the purposes of Art. 8 of Law no. 6,404/76, and preparing the Report for Capital Increase; and (ii) Goldman, Sachs & Co., a company duly incorporated in accordance with the laws of the United States of America, headquartered at 85 Broad Street, in the city of New York, state of New York, United States of America, and Goldman Sachs Representações Ltda., a limited liability company, headquartered at Av. Presidente Juscelino Kubitschek, 510, 6º Andar, in the city of São Paulo, state of São Paulo, registered at the CNPJ/MF under no. 30.892.178/0001 -55, for preparing the Economic Value Reports; (2) approve (i) (a) the Book Value Reports, which indicated the book value of NET’s shareholders’ equity of one billion, two hundred and sixty five million, two hundred and forty five thousand, sixty Brazilian Reais and twelve centavos (R$1,265,245,060.12) and of Vivax’s of three hundred and forty nine million, one hundred and three thousand, four hundred and thirty eight Brazilian Reais and fourteen centavos (R$349,103,438.14); (b) the Market Value Reports, which indicated the shareholders’ equity value at market prices of NET, amounting to one billion, three hundred and fifty million, six hundred and seventy nine thousand, nine hundred and ninety one Brazilian Reais and thirty four centavos (R$1,350,679,991,34), and of Vivax, totaling three hundred and nineteen million, two hundred and eighty two thousand, nine hundred and seventy three Brazilian Reais and twenty five centavos (R$319,282,973.25); and (c) the Report for Capital Increase that appraised the economic value of the shares issued of Vivax at two billion, ninety one million, six hundred and one thousand, one hundred and seven Brazilian Reais and sixty four centavos (R$2,091,601,107.64); and (ii) the Economic Value Reports, which indicated the gap of the economic value of the shareholders’ equity of NET and Vivax for the purposes of the Merger of the Shares of Vivax; (3) approve the Protocol; (4) approve the Merger of the Shares of Vivax, in accordance with the terms and conditions set forth in the Protocol, with the resulting conversion of Vivax into a wholly-owned subsidiary of the Company, as well as with the definition of the replacement ratio of the shares issued by Vivax for shares issued by NET, provided the gaps of the appraisals included in the Economic Value Reports are taken into account, as follows: (i) each common share issued by Vivax is equivalent to 0.5678 preferred share issued by NET and (ii) each preferred share issued by Vivax is equivalent to 0.5678 preferred share issued by NET; (4.1) record that the Merger of the Shares of Vivax includes the possibility of exercising the right to withdraw by the shareholders of Vivax and by the owners of common shares issued by NET who disagree with the decision, and said rights may be exercised by said shareholders within thirty (30) days following the publication of the respective minutes of the special general meeting of NET and Vivax that approves the Merger of the Shares of Vivax, based on applicable legal grounds (Sections I and II of Art. 252 of Law no. 6,404/76), it being understood that the withdrawal must be exercised based on the holdings held on May 23, 2007, inclusive, in accordance with the terms of the Relevant Fact to be published in compliance with Section I of Art. 137 of Law no. 6,404/76; (4.2) record that (i) according to Section III of Art. 264 of Law no. 6,404/76, in view of the fact that the replacement ratio calculated based on the appraisal of the shareholders’ equity at market prices would be more advantageous than the proposed replacement ratio of Vivax’s shares for NET’s shares, made based on the appraisal of the companies by its economic value, the dissenting shareholders have the option of exercising their right to withdraw based on the shareholders’ equity value calculated at market prices or based on the book value of the shareholders’ equity. As a result, the reimbursement value shall be, according to the option to be exercised by the dissenting shareholders: (a) the book value of the shareholders’ equity of the shares issued by Vivax (Art. 45 of Law no. 6,404/76), which, as included in the Base Balance Sheet of Vivax, is equivalent to three Brazilian Reais and sixteen centavos (R$3.16) per share or (b) the shareholders’ equity value calculated at market prices of the shares issued by Vivax (Section III of Art. 264 of Law no. 6,404/76), which, as included in the Market Value Reports, is equivalent to two Brazilian Reais and eighty nine centavos (R$2.89) per share; (ii) the shareholders owners of common shares issued by NET who exercise the right to withdraw as a result of the decision that approves the Merger of the Shares of Vivax shall be reimbursed based on the book value of the shareholders’ equity of the shares issued by NET (Art. 45 of Law no. 6,404/76), which, as included in the Base Balance Sheet of NET, is equivalent to four Brazilian Reais and twenty eight centavos (R$4.28) per share; and (iii) the shareholders owners of preferred shares issued by NET are not entitled to the right to withdraw since these shares meet the liquidity and dispersion requirements mentioned in Item II of Art. 137 of Law no. 6,404/76; (4.3) record that, as included in item 4.4 of the Protocol, the share replacement ratio arising from the decision that approves the Merger of the Shares of Vivax shall result in the fractioning of shares, so that the non-controlling shareholders of Vivax may, within a thirty-day (30) period as from the publication of a notice to shareholders and the minutes of NET’s Special General Meeting that approves the Merger of the Shares of Vivax, adjust their holdings, pursuant to negotiation, through authorized brokerage companies of their choice. After the said thirty-day (30) period is over, the remaining fraction of the shares of the non-controlling shareholders of Vivax who do not adjust their holdings, shall be split and grouped in whole numbers and subsequently sold by NET in an auction to be held on the São Paulo Stock Exchange (BOVESPA), and the net values raised from the sale of said shares shall be made available to their owners, as from the date for the beginning of payment to be decided in accordance with the notice to the shareholders to be published for that purpose; (5) approve the consummation of the Company’s capital increase, based on the Report for Capital Increase, in the amount of one billion, three hundred and twenty three million, nine hundred and twenty two thousand, three hundred and fourteen Brazilian Reais and thirty six centavos (R$1,323,922,314.36), pursuant to the issuance of thirty nine million, six hundred and seventy four thousand, twenty eight (39,674,028) preferred shares, all book-entry and with no-par value, to be subscribed and carried out pursuant to the merger into NET’s equity of the shares issued by Vivax, which, on the date of the merger, do not belong to it; (6) approve and recommend to the Company’s Special General Meeting the approval of the Company’s new authorized capital limit, which shall be equal to six billion and five hundred million Brazilian Reais (R$6,500,000,000.00); and (7) as a result of the decisions mentioned in items (5) and (6) above, approve and recommend to the Company’s Special General Meeting the consequent amendment to the main clause of Article 5 of the Company’s Articles of Incorporation and By-laws. Finally, in light of the decisions hereby approved, the members of the Board of Directors decided that said matters shall be submitted to the shareholders at the Company’s Special General Meeting to be called on this same date, recommending its approval.

Closure: Having nothing else to discuss, the meeting was closed, and these minutes were drawn, in a summary form, which was read, approved and signed by all those present to the meeting, as well as by the Secretary of the meeting. Signatures: Chairman: Roberto Irineu Marinho, Secretary: André Müller Borges, Rossana Fontenele Berto, Stefan Alexander, Marcos da Cunha Carneiro, Juarez de Queiroz Campos Júnior, Sérgio Lourenço Marques, Augusto Cesar Roxo U. Rocha Filho, Carlos Henrique Moreira, Jose Formoso Martinez, Isaac Berensztejn, Mauro Szwarcwald and Ivan Magalhães Júnior.

This is a free English translation of the original instrument drawn up in the company’s records

André Müller Borges
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2007

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.